Exhibit 99.3

NuCana Reports First Quarter 2019 Financial Results and Provides Business Update

Numerous Clinical Data Announcements and Study Initiations Expected in 2019

Current Cash Balance Expected to Fund the Company Into 2021

Edinburgh, United Kingdom, May 14, 2019 (GLOBE NEWSWIRE) – NuCana plc (NASDAQ: NCNA) announced financial results for the first quarter ended March 31, 2019 and provided an update on its extensive clinical program with its transformative ProTide™ therapeutics.

As of March 31, 2019, NuCana had cash and cash equivalents of £69.9 million compared to £77.0 million as of December 31, 2018. NuCana continues to advance its various clinical programs and reported a net loss of £5.4 million for the quarter ended March 31, 2019, as compared to £6.4 million for the quarter ended March 31, 2018. Basic and diluted loss per share was £0.17 for the quarter ended March 31, 2019, as compared to £0.20 per share for the quarter ended March 31, 2018.

NuCana believes its current cash and cash equivalents will be sufficient to fund its planned operations into 2021. In addition to continuing or completing the ongoing clinical studies, NuCana believes its current cash and cash equivalents will enable the following:

•	Opening a Phase III study of Acelarin in combination with cisplatin in patients with advanced or metastatic biliary tract cancer;

•	Initiation of a Phase II/III study of Acelarin in combination with a platinum agent for patients with ovarian cancer; and

•	Initiation of a Phase II/III clinical study of NUC-3373 in combination with other agents for patients with colorectal cancer.

“It has been a good start to the year and we are pleased with NuCana’s continued progress,” said Hugh S. Griffith, NuCana’s Founder and Chief Executive Officer. “In February 2019, we announced two abstracts related to NUC-3373 that were selected for presentation at the American Association for Cancer Research (AACR) Annual Meeting 2019 in April. NUC-3373 is NuCana’s second ProTide™ in clinical development and is a transformation of the active anti-cancer metabolite of 5-fluorouracil (5-FU), one of the most widely prescribed anti-cancer agents. Our current findings have shown that NUC-3373 has an additional mechanism of action for promoting anti-cancer activity that is independent of the DNA damage pathway. NUC-3373 inhibits the target enzyme, thymidylate synthase (TS), causing nuclear to cytoplasmic translocation and induction of endoplasmic reticulum stress. We look forward to announcing additional data in 2019 from the ongoing Phase I study of NUC-3373, as well as data from the ongoing Phase 1b study of NUC-3373 in combination with other agents typically combined with 5-FU.”

Mr. Griffith continued: “In addition, we are making excellent progress with our other two ProTides. For Acelarin, we remain on track to open our Phase III study in combination with cisplatin in patients with advanced biliary tract cancer in 2019. We also look forward to generating the first-in-human clinical data on NUC-7738, our ProTide transformation of 3’-deoxyadenosine (or cordycepin), over the coming months.”

Mr. Griffith concluded: “We look forward to announcing more data over the course of 2019. We have continued to validate our ProTide technology’s ability to transform some of the most widely prescribed chemotherapy agents into what we hope will be more efficacious and safer treatments. With multiple milestones expected across our pipeline, we anticipate 2019 being another important year for NuCana.”

Anticipated Milestones

•	Acelarin® is NuCana’s ProTide transformation of gemcitabine. In 2019, NuCana expects to:

•	Open a Phase III study of Acelarin combined with cisplatin as a first-line treatment for patients with advanced biliary tract cancer.

•	Contingent on regulatory guidance and other factors, evaluate the initiation of a Phase II/III study of Acelarin in combination with a platinum agent for patients with ovarian cancer.

•	Report interim data from the ongoing Phase II study (PRO-105) of single-agent Acelarin for patients with platinum-resistant ovarian cancer.

•	Continue enrollment in the Phase III study (Acelarate) of Acelarin as a first-line treatment compared to gemcitabine for patients with metastatic pancreatic cancer.

•	NUC-3373 is NuCana’s second ProTide in clinical development, a transformation of the active anti-cancer metabolite of 5-FU. In 2019, NuCana expects to:

•

Report interim data from the ongoing Phase Ib study (NuTide:302) of NUC-3373 in patients with advanced colorectal cancer in combination with other agents with which 5-FU is typically combined, including leucovorin, oxaliplatin and irinotecan.

•	Report additional data from the ongoing Phase I study (NuTide:301) of NUC-3373 in patients with advanced solid tumors.

•	Contingent on regulatory guidance and other factors, initiate a Phase II/III study of NUC-3373 in combination with other agents for patients with advanced colorectal cancer.

•	NUC-7738 is NuCana’s ProTide transformation of a novel nucleoside analog, 3’-deoxyadenosine. In 2019, NuCana expects to:

•	Report interim data from the Phase I study (NuTide:701).

About NuCana plc

NuCana® is a clinical-stage biopharmaceutical company focused on significantly improving treatment outcomes for cancer patients by applying our ProTide™ technology to transform some of the most widely prescribed chemotherapy agents, nucleoside analogs, into more effective and safer medicines. While these conventional agents remain part of the standard of care for the treatment of many solid tumors, their efficacy is limited by cancer cell resistance mechanisms and they are often poorly tolerated. Utilizing our proprietary technology, we are developing new medicines, ProTides, designed to overcome key cancer resistance mechanisms and generate much higher concentrations of anti-cancer metabolites in cancer cells. Our most advanced ProTide candidates, Acelarin® and NUC-3373, are new chemical entities derived from the nucleoside analogs gemcitabine and 5-fluorouracil, respectively, two widely used chemotherapy agents. Acelarin is currently being evaluated in three clinical studies, including a Phase Ib study for patients with biliary tract cancer, a Phase II study for patients with ovarian cancer and a Phase III study for patients with pancreatic cancer. NUC-3373 is currently in a Phase I study for the potential treatment of a wide range of advanced solid tumors and a Phase Ib study for patients with advanced colorectal cancer.

Forward-Looking Statements

This press release may contain “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are based on the beliefs and assumptions and on information currently available to management of NuCana plc (the “Company”). All statements other than statements of historical fact contained in this press release are forward-looking statements, including statements concerning the Company’s results of operations for the three months ended March 31, 2019; the amount and sufficiency of the Company’s current cash and cash equivalents to fund its planned operations into 2021; the Company’s planned and ongoing clinical studies for the Company’s product candidates and the potential advantages of those product candidates, including Acelarin, NUC-3373 and NUC-7738; the initiation, enrollment, timing, progress, release of data from and results of those planned and ongoing clinical studies; and the utility of prior preclinical and clinical data in determining future clinical results. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other comparable terminology. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, the risks and uncertainties set forth in the “Risk Factors” section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2018 filed with the Securities and Exchange Commission (“SEC”) on March 7, 2019, and subsequent reports that the Company files with the SEC. Forward-looking statements represent the Company’s beliefs and assumptions only as of the date of this press release. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, the Company assumes no obligation to publicly update any forward-looking statements for any reason after the date of this press release to conform any of the forward-looking statements to actual results or to changes in its expectations.

Unaudited Condensed Consolidated Statements of Operations

	For the three months ended March 31,
	2019	2018
	(in thousands, except per share data)
	(unaudited)
	£	£
Research and development expenses	(4,350)	(3,705)
Administrative expenses	(1,346)	(1,240)
Net foreign exchange losses	(979)	(2,548)

Operating loss	(6,675)	(7,493)
Finance income	318	190

Loss before tax	(6,357)	(7,303)
Income tax credit	1,000	909

Loss for the period	(5,357)	(6,394)

Basic and diluted loss per share	(0.17)	(0.20)

Unaudited Condensed Consolidated Statements of Financial Position

	March 31, 2019	December 31, 2018
	(in thousands)
	(unaudited)
	£	£
Assets
Non-current assets
Intangible assets	3,324	3,122
Property, plant and equipment	947	427
Deferred tax asset	39	47

	4,310	3,596

Current assets
Prepayments, accrued income and other receivables	2,739	2,354
Current income tax receivable	5,269	4,263
Cash and cash equivalents	69,908	76,972

	77,916	83,589

Total assets	82,226	87,185

Equity and liabilities
Capital and reserves
Share capital and share premium	80,749	80,715
Other reserves	60,018	59,692
Accumulated deficit	(64,117)	(58,813)

Total equity attributable to equity holders of the Company	76,650	81,594

Non-current liabilities
Provisions	26	26
Lease liability	341	—

	367	26

Current liabilities
Trade payables	2,258	2,455
Payroll taxes and social security	111	127
Lease liability	188	—
Accrued expenditure	2,652	2,983

	5,209	5,565

Total liabilities	5,576	5,591

Total equity and liabilities	82,226	87,185

Unaudited Condensed Consolidated Statements of Cash Flows

	For the three months ended March 31,
	2019	2018
	(in thousands)
	(unaudited)
	£	£
Cash flows from operating activities
Loss for the period	(5,357)	(6,394)
Adjustments for:
Income tax credit	(1,000)	(909)
Amortization and depreciation	161	74
Finance income	(318)	(190)
Share-based payments	384	428
Net foreign exchange losses	984	2,537

	(5,146)	(4,454)
Movements in working capital:
(Increase) decrease in prepayments, accrued income and other receivables	(402)	197
Decrease in trade payables	(197)	(222)
Decrease in payroll taxes, social security and accrued expenditure	(347)	(190)

Movements in working capital	(946)	(215)

Cash used in operations	(6,092)	(4,669)
Net income tax credit	—	1,910

Net cash used in operating activities	(6,092)	(2,759)

Cash flows from investing activities
Interest received	311	202
Payments for property, plant and equipment	(18)	(171)
Payments for intangible assets	(280)	(136)

Net cash generated from (used in) investing activities	13	(105)

Cash flows from financing activities
Payments for lease liabilities	(40)	—
Proceeds from issue of share capital	34	—

Net cash used in financing activities	(6)	—

Net decrease in cash and cash equivalents	(6,085)	(2,864)

Cash and cash equivalents at beginning of period	76,972	86,703

Foreign currency translation differences	(979)	(2,501)

Cash and cash equivalents at end of period	69,908	81,338

For more information, please contact:

NuCana plc

Hugh S. Griffith

Chief Executive Officer

+44 131 357 1111

info@nucana.com

Westwicke, an ICR Company

Chris Brinzey

+1 339-970-2843

chris.brinzey@westwicke.com

RooneyPartners

Marion Janic

+1 212-223-4017

mjanic@rooneyco.com